U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utilitiy Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person

     Hill               James                P.
     (Last)            (First)              (Middle)

     2215 Willow St.
     (Street)

     San Diego         CA               92106
     (City)            (State)          (Zip)

2.   Date of Event Requiring Statement (Month/Day/Year)  June 5, 1998

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Issuer Name and Ticker or Trading Symbol:  Photomatrix, Inc.

5.   Relationship of Reporting Person to Issuer  (Check all applicable)

     / x/  Director                              / x/  10% Owner
     /  /  Officer (give title below)            /  /  Other (Specify below)
           Chief Executive Officer

6.   If Amendment, Date of Original (Month/Day/Year)

7.   Individual or Joint/Group Filing

     / x/  Form filed by one reporting person
     /  /  Form filed by more than one reporting person


                       2. Amount of     3. Ownership Form:
                       Securities       Direct (D) or       4. Name of Indirect
1. Title of Security   Beneficially     Indirect (I)        Beneficial
   (Instr. 4)          Owned (Instr.4)  (Instr. 4)          Ownership

Common Stock           1,410,352            I                 Trust*
Common Stock             168,824            I                 Corporation**
Common Stock               1,000            I                 Pension Plan***


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Table II: Derivative Security Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


                         2. Date Exercisable and   3.  Title and Amount of
                         Expiration Date           Securities Underlying
                         (Month/Day/Year)          Derivative Security (Instr.4)
1. Title of Derivative   ------------------------  -----------------------------
Security (Instr. 4)      Date          Expiration  Title            Number of
                         Exercisable   Date                         Shares



                                            5. Ownership Form of   6. Nature of
                         4. Conversions     Derivative Security:   Indirect
                         or Exercise Price  Director (D) or        Beneficial
                         of Derivative      Indirect (I)           Ownership
                         Security           (Instr. 5)



Explanation of Responses:

* Mr. Hill is a trustee of the Hill Family  Trust dated  September  14, 1988.
** Mr. Hill's wife is the sole shareholder of Loma Services Corporation which owns 168,824 shares of Photomatrix, Inc.
***The Loma Services Corporation Money Purchase Pension Plan is the owner of 1,000 shares of Photomatrix, Inc. Mr. and Mrs. Hill are the sole beneficiaries of this Plan.


Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).




                                            _____________________________
                                            Signature of Reporting Person